

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2011

Via E-mail
Ruth Porat
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

   Re: Morgan Stanley
     Form 10-K for Fiscal Year Ended December 31, 2010
     Filed February 28, 2011
     Form 10-Q for the Quarterly Period Ended March 31, 2011
     Filed May 9, 2011
     Form 10-Q for the Quarterly Period Ended June 30, 2011
     Filed August 8, 2011
     File No. 001-11758

Dear Ms. Porat:

  We have reviewed your response dated August 5, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Significant Items

Morgan Stanley Debt, page 80

1.   Refer to your response to prior comment 19. We note your disclosure on page 32 of Form 10-Q for the Quarterly Period Ended June 30, 2011 states, "the changes in overall fair value of the short-term and long-term borrowings (primarily structured notes) are attributable to changes in foreign currency exchange rates, interest rates, movements in the reference price or index for structured notes and (as presented in the table below) an adjustment to reflect the change in [your] credit quality." To the extent a material portion of the changes in value resulted from movement of a specific reference price or changes in a particular index, please revise your future filings to discuss and quantify the amount of gain or loss experienced related to such reference prices or indices.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Notes to Condensed Consolidated Financial Statements

1. Introduction and Basis of Presentation

Basis of Financial Information, page 9

2.   You disclose that prior to June 30, 2011 you accounted for physical commodities swap transactions as sales and purchases instead of financings. Please summarize this transaction for us in more detail, including the business purpose for the transaction and how you earn a profit/loss on such a transaction. Explain to us why there was no change in the results of operations when you converted to treating this transaction as a financing in the quarter ended June 30, 2011. Also, provide us with your accounting analysis to support your conclusion to account for these transactions as financings rather than as sales and purchases.

        You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman, Special Counsel, at (202) 551-3366 or Suzanne Hayes, Assistant Director, at (202) 551-3675 with any other questions.

                                                Sincerely,

                                                /s/ Kevin W. Vaughn

                                                Kevin W. Vaughn
                                                Accounting Branch Chief